UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ALST CASINO HOLDCO, LLC

(Name of Issuer)

Common Units ($1.00 par value)

(Title of Class of Securities)

None

(CUSIP Number)

November 1, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1745 (3-06)

CUSIP No. None

1.	Names of Reporting Persons: Natixis I.R.S. Identification Nos. of above persons (entities only): 52-2257782

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 35,134

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 35,134

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,134

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9): 8.13%

12.	Type of Reporting Person (See Instructions): FI

Item 1.
	(a)	Name of Issuer ALST Casino Holdco, LLC
	(b)	Address of Issuer’s Principal Executive Offices 2711 Centerville Road, Suite 400 Wilmington, DE 19808

Item 2.
	(a)	Name of Person Filing The Names of the persons filing this statement on Schedule 13G are as follows: NYBEQ LLC Natixis
	(b)	Address of Principal Business Office, or if none, Residence The address of the principal business office of: NYBEQ LLC, and Natixis is: c/o Natixis 9 West 57th Street, 15th Floor New York, NY 10019
	(c)	Citizenship NYBEQ LLC is a Delaware limited liability company. Natixis is a bank operating under the laws of France.
	(d)	Title of Class of Securities Common Unit
	(e)	CUSIP Number None

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	a.	☐	Broker or dealer registered under section 15 of the Act;
	b.	☐	Bank as defined in section 3(a)(6) of the Act;
	c.	☐	Insurance company as defined in section 3(a)(19) of the Act;
	d.	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	j.	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	k.	☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
NYBEQ LLC beneficially owns 35,134 units of the Issuer’s Common Units.
Natixis is the sole member of NYBEQ LLC and beneficially owns the Common Units of the Issuer beneficially owned by NYBEQ LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

[The remainder of this page is intentionally left blank.  The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of my their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	NYBEQ LLC
By: Natixis, its sole member

By:
Name:
Title:

Natixis

	By:	/s/ Luc-Emmanuel AUBERGER.
	Name:	Luc-Emmanuel AUBERGER.
	Title:	Chief Financial Officer